August 30, 2016

Via EDGAR

Mr. Gus Rodriguez
Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporate Finance
Office of Financial Services
100 F Street, NE
Washington, DC 20549

RE:     BOK Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 29, 2016
File No. 001-37811

Dear Mr. Rodriguez:

This letter is submitted by BOK Financial Corporation ("the Company" or "BOK Financial) in response to the comments received from the Securities and Exchange Commission staff letter dated August 17, 2016 regarding the Company's filings referenced above. Additions to our previous disclosures are underlined to facilitate your review. We appreciate the staff's efforts to assist us in our compliance with applicable disclosure requirements and to enhance disclosure in our filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Note (4) Loans and Allowances for Credit Losses

Credit Quality Indicators, page 78

1.
We note the disclosed increases in the levels of classified and criticized asset levels during the first six months of 2016. In order to give the reader an improved understanding of the trends within your lending portfolio and the potential impacts of increases to specific loan categories, please consider expanding your disclosures, in future filings, to disclose the levels of "special mention," "substandard" and "doubtful" loans by loan type for each period presented. Further, indicate, in future filings, whether all criticized loans identified in the risk grading process are considered potential problem loans and whether all such loans are included within your current and potentially revised disclosures.

The Company will revise future filings to breakout special mention loans from our performing loan category and clarify that our potential problem loan category consists of accruing substandard loans. In addition, we will clarify in Management's Discussion and Analysis that only accruing substandard loans meet the definition of potential problem loans. We have considered separate disclosure of loans classified as "doubtful" and do not believe that disclosure provides any meaningful information. All loans classified as doubtful are included in the nonaccrual disclosure. They are considered impaired and subject to specific allowance measurement as disclosed in our accounting policy footnote.

We propose the following revisions to our Credit Quality Indicators disclosure in Note 4 to the consolidated financial statements:

Loans are considered to be performing if they are in compliance with the original terms of the agreement and currently exhibit no factors that cause management to have doubts about the borrowers' ability to remain in compliance with the original terms of the agreement, which is consistent with the regulatory guideline of “pass.” ~~Performing also includes loans considered to be “other loans especially mentioned” by regulatory guidelines.~~ Performing loans also include past due residential mortgage loans that are guaranteed by agencies of the U.S. government that continue to accrue interest based on criteria of the guarantors' programs. Other loans especially mentioned are in compliance with the original terms of the agreement, but may have a potential weakness that deserves management’s close attention, consistent with regulatory guidelines.

The risk grading process identified certain ~~criticized~~ loans ~~as potential problem loans. These loans~~ that have a well-defined weakness (e.g. inadequate debt service coverage or liquidity or marginal capitalization; repayment may depend on collateral or other risk mitigation) that may jeopardize liquidation of the debt and represent a greater risk due to deterioration in the financial condition of the borrower. This is consistent with the regulatory guideline for “substandard.” Because the borrowers are still performing in accordance with the original terms of the loan agreements, these loans were not placed in nonaccruing status. ~~Known information does, however cause concern as to the borrowers' continued compliance with current repayment terms.~~

Nonaccruing loans represent loans for which full collection of principal and interest is uncertain. This is substantially the same criteria used to determine whether a loan is impaired and includes certain loans considered “substandard” and all loans considered “doubtful” by regulatory guidelines.

The following table summarizes the Company’s loan portfolio at June 30, 2016 by the risk grade categories (in thousands):

	Internally Risk Graded				Non-Graded
	Performing	Other Loans Especially Mentioned	Accruing Substandard	Nonaccrual	Performing	Nonaccrual	Total
Commercial:
Energy	$2,031,955	$197,531	$421,025	$168,145	$—	$—	$2,818,656
Services	2,805,307	6,253	9,916	9,388	—	—	2,830,864
Wholesale/retail	1,478,966	24,595	26,624	2,772	—	—	1,532,957
Manufacturing	556,741	18,757	19,612	293	—	—	595,403
Healthcare	2,011,934	29,420	8,917	875	—	—	2,051,146
Other commercial and industrial	478,169	24,053	—	453	24,673	63	527,411
Total commercial	9,363,072	300,609	486,094	181,926	24,673	63	10,356,437

Commercial real estate:
Residential construction and land development	152,343	—	972	4,261	—	—	157,576
Retail	787,779	5,962	413	1,265	—	—	795,419
Office	767,296	906	304	606	—	—	769,112
Multifamily	781,058	—	6,077	65	—	—	787,200
Industrial	645,510	—	—	76	—	—	645,586
Other commercial real estate	425,558	—	8	1,507	—	—	427,073
Total commercial real estate	3,559,544	6,868	7,774	7,780	—	—	3,581,966

Residential mortgage:
Permanent mortgage	194,962	1,197	3,406	2,955	742,214	24,273	969,007
Permanent mortgages guaranteed by U.S. government agencies	—	—	—	—	172,991	19,741	192,732
Home equity	—	—	—	—	709,092	10,092	719,184
Total residential mortgage	194,962	1,197	3,406	2,955	1,624,297	54,106	1,880,923

Personal	496,534	—	3,590	116	86,945	238	587,423

Total	$13,614,112	$308,674	$500,864	$192,777	$1,735,915	$54,407	$16,406,749

Nonaccrual and Past Due Loans, page 95

2.	Please revise your disclosures, in future filings, to breakout the "30-89" day category into the "30-59" days and "60-89" day categories.

The Company will provide a breakout of the "30-89" day category into the "30-59" days and "60-89" day categories in future filings. Following is our proposed disclosure as of June 30, 2016:

A summary of loans currently performing, loans past due and accruing and nonaccrual loans as of June 30, 2016 is as follows (in thousands):

		Past Due
	Current	30 to 59 Days	60 to 89 Days	90 Days or More	Nonaccrual	Total
Commercial:
Energy	$2,647,678	$—	$—	$2,833	$168,145	$2,818,656
Services	2,817,217	494	3,765	—	9,388	2,830,864
Wholesale/retail	1,530,110	75	—	—	2,772	1,532,957
Manufacturing	595,110	—	—	—	293	595,403
Healthcare	2,050,271	—	—	—	875	2,051,146
Other commercial and industrial	526,691	76	82	46	516	527,411
Total commercial	10,167,077	645	3,847	2,879	181,989	10,356,437

Commercial real estate:
Residential construction and land development	153,315	—	—	—	4,261	157,576
Retail	794,154	—	—	—	1,265	795,419
Office	768,506	—	—	—	606	769,112
Multifamily	784,826	2,309	—	—	65	787,200
Industrial	645,510	—	—	—	76	645,586
Other real estate loans	425,566	—	—	—	1,507	427,073
Total commercial real estate	3,571,877	2,309	—	—	7,780	3,581,966

Residential mortgage:
Permanent mortgage	935,857	5,798	124	—	27,228	969,007
Permanent mortgages guaranteed by U.S. government agencies	42,019	15,349	11,869	103,754	19,741	192,732
Home equity	707,024	1,889	159	20	10,092	719,184
Total residential mortgage	1,684,900	23,036	12,152	103,774	57,061	1,880,923

Personal	586,611	400	58	—	354	587,423

Total	$16,010,465	$26,390	$16,057	$106,653	$247,184	$16,406,749

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BOK Financial Corporation

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President and
Chief Financial Officer

cc:	John Morrow, BOK Financial Corporation
Tamara Wagman, Dorwart Lawyers
Ernst & Young, LLP